United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 1-12260

Coca-Cola FEMSA, S.A.B. de C.V.

(Exact name of the Registrant as specified in the charter)

Calle Mario Pani No. 100,

Santa Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348, Ciudad de México,

México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

COCA-COLA FEMSA ANNOUNCES INITIAL TENDER RESULTS, CONSENT SOLICITATION TERMINATION AND INITIAL SETTLEMENT FOR ITS PREVIOUSLY ANNOUNCED TENDER OFFER AND CONSENT SOLICITATION

MEXICO CITY, MEXICO – January 21, 2020 – Coca-Cola FEMSA, S.A.B. de C.V. (NYSE:KOF) (“KOF”) today announced the initial tender results for its previously announced offer to purchase for cash (the “Offer”) any and all of its outstanding 3.875% Senior Notes due 2023 (the “Old Notes”) and termination of the related solicitation of consents (the “Consents”) from holders of Old Notes (the “Consent Solicitation”) to certain amendments to the indenture governing the Old Notes (the “Indenture”).

The Offer is being, and the Consent Solicitation was, made pursuant to the offer to purchase and consent solicitation statement dated January 6, 2020 (as amended and supplemented from time to time, the “Statement”), which set forth in more detail the terms and conditions of the Offer and the Consent Solicitation.

The following table summarizes the initial tender results for the Offer as of 5:00 p.m., New York City time, on January 17, 2020 (the “Consent Payment and Withdrawal Deadline”) and the principal amount of Old Notes that KOF has accepted for purchase:

Old Notes	CUSIP/ISIN	Principal Amount Outstanding	Total Consideration per $1,000 Principal Amount of Old Notes(1)	Principal Amount Tendered and Accepted for Purchase
3.875% Senior Notes due 2023	191241 AE8 / US191241AE83	$900,000,000	$1,075.87	$501,792,000

(1)

The total consideration set forth above (the “Total Consideration”) was calculated on the basis of the bid-side price of the 2.750% U.S. Treasury Note due November 15, 2023 at 11:00 a.m., New York City time on January 17, 2020, a fixed spread of 20 basis points, and an initial settlement date of January 22, 2020. The Total Consideration includes the Consent Payment (as defined below).

As a result of KOF’s acceptance for purchase of all $501,792,000 principal amount of its Old Notes tendered at or prior to the Consent Payment and Withdrawal Deadline, holders of at least a majority of the outstanding principal amount of Old Notes have provided Consents to (i) reduce the optional redemption notice periods as they apply to the Old Notes from 45 days in the case of the notice to the trustee under the Indenture (the “Trustee”) and between 30 and 60 days in the case of the notice to holders, in each case, to three (3) business days (the “Amendment”), and (ii) execute and deliver a supplemental indenture to the Indenture in order to effect the Amendment.

The initial settlement date on which (i) KOF will make the payment for the Old Notes tendered in the Offer at or prior to the Consent Payment and Withdrawal Deadline and accepted for purchase, and (ii) KOF and the Trustee will execute the supplemental indenture to the Indenture in order to effect the Amendment, is expected to be January 22, 2020 (the “Initial Settlement Date”). The Amendment will become operative concurrently with the execution of such supplemental indenture, provided that all the Old Notes validly tendered on or prior to the Consent Payment and Withdrawal Deadline and accepted for purchase are so purchased by KOF pursuant to the Offer on the Initial Settlement Date.

Holders of Old Notes that validly tendered on or prior to the Consent Payment and Withdrawal Deadline and whose Old Notes have been accepted for purchase by KOF are entitled to receive the Total Consideration, which includes a consent payment (the “Consent Payment”) equal to $30.00 per $1,000 principal amount of Old Notes tendered and accepted for purchase, and to receive accrued and unpaid interest on such Old Notes from the last interest payment date to, but excluding, the Initial Settlement Date, and additional amounts thereon, if any. Old Notes that have been validly tendered (and not validly withdrawn) on or prior to the Consent Payment and Withdrawal Deadline, cannot be withdrawn, except as may be required by applicable law.

The Offer will expire at 11:59 p.m., New York City time, on February 3, 2020 (the “Offer Expiration Time”). Holders who tender Old Notes after the Consent Payment and Withdrawal Deadline but on or prior to the Offer Expiration Time and whose Old Notes are accepted for purchase will be entitled to receive (i) the purchase price of $1,045.87 per U.S.$1,000 principal amount of Old Notes, which is equal to the Total Consideration minus the Consent Payment, and (ii) accrued and unpaid interest on their accepted Old Notes from the last interest payment date to, but excluding, the final settlement date.

* * *

KOF has engaged BofA Securities, Inc., Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC to act as dealer managers and solicitation agents in connection with the Offer and Consent Solicitation (the “Dealer Managers”). Global Bondholder Services Corporation is acting as the tender and information agent for the Offer and Consent Solicitation.

The Offer is not being made to holders of Old Notes in any jurisdiction in which KOF is aware that the making of the Offer would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on KOF’s behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Offer and Consent Solicitation may be directed to BofA Securities, Inc. at +1 (888) 292-0070, Citigroup Global Markets Inc. at +1 (800) 558-3745, Goldman Sachs & Co. LLC at +1 (800) 828-3182 (each toll-free in the United States) or, if calling from outside the U.S., BofA Securities, Inc. at +1 (646) 855-8988, Citigroup Global Markets Inc. at +1 (212) 723-6106, or Goldman Sachs & Co. LLC at 1 (212) 357-1452 (collect). Requests for additional copies of the Statement and related documents may be directed to Global Bondholder Services Corporation at +1 (866) 794-2200 (toll-free).

Neither the Statement nor any documents related to the Offer and Consent Solicitation have been filed with, or approved or reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Statement or any documents related to the Offer and Consent Solicitation, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. KOF undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2020

Coca-Cola FEMSA, S.A.B. de C.V.

By:	/s/ Constantino Spas Montesinos
Constantino Spas Montesinos
Chief Financial Officer